FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of           September 30, 2002

Vitran Corporation Inc.

(Name of registrant)

185 The West Mall, Suite 701, Toronto, Ontario, M9C 5L5, Canada

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                 No          X

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VITRAN CORPORATION INC.

Date: November 29, 2002	By: /s/ Kevin A. Glass Name: Kevin A. Glass Title: Vice President Finance and Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit	Page

99.1	Third Quarter Report, September 30, 2002
99.2	Third Quarter Press Release, dated October 23, 2002